

November 20, 2012

<u>Via E-mail</u>
William C. Erbey
Chairman
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand St.
Frederiksted, United States Virgin Islands 00840-3531

> **Re:** **Altisource Residential Corporation**
> **Amendment No. 1 to Form 10-12B**
> **Filed November 1, 2012**
> **File No. 001-35657**

Dear Mr. Erbey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 of our comment letter dated October 18, 2012. Please revise your disclosure in the beginning of your information statement to state that you are an emerging growth company.

2. We note your response to comment 3 of our comment letter dated October 18, 2012. We have referred your response to the Division of Investment Management for further review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

<u>Summary, page 6</u>

3.   We note your response to comment 9 of our comment letter dated October 18, 2012 and re-issue the comment, in part. Please revise your disclosure in this section to summarize the fees under the AAMC Asset Management Agreement.

<u>Certain Relationships and Related Party Transactions, page 71</u>

4.   We note your response to comment 27 of our comment letter dated October 18, 2012 where you disclosed the relationship Mr. Erbey has with each entity enumerated in the section. Please describe the role and relationship that you and each of your remaining directors has with each entity enumerated in this section and briefly describe the nature of the conflict or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Special Barros